News Release

Resin Systems to Hold Teleconference & Web Cast

October 21, 2004, Edmonton, Alberta: Greg Pendura, President & CEO of Resin Systems Inc. (RS – TSX.V / RSSYF – OTCBB) and Paul Giannelia, CEO of RS Technologies have scheduled a teleconference and web cast for Wednesday, October 27th to provide a management and operational update.

The event will take place at 2:30 PM (Mountain)

To access the teleconference:

Toll free   1-800-346-7359

Toll/International   1-973-528-0008

Participant conference entry code   128854

To re-play the teleconference, which will be archived to November 10, 2004:

Toll free   1-800-332-6854

Toll/international   1-973-528-0005

Replay Conference ID:  128854

To access the web cast:

Link to watch and listen online:

http://viavid.net/dce.aspx?sid=00001FA9

Participants using this first link will be required to complete the registration page.

Link to watch the PowerPoint without listening to the webcast (real time):

http://viavid.net/dce.aspx?sid=00001FA9&stype=invite

Participants using this second invite link will be required to fill out the registration page and enter the password ressys before logging in.  Please note that the password field will not show up on the registration page until the event goes live.

The archived version, which will be available for three months, plays off the same links that the live webcast uses (above).

This event is optimized for Microsoft's Windows media player version 9. To download: http://www.microsoft.com/windows/windowsmedia/download.

For more information please contact:

Greg Pendura

 Grant Howard

President and Chief Executive Officer

        Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

             (888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email: greg@grouprsi.com

      grant@howardgroupinc.com

www.grouprsi.com

       www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.